UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-42186

BloomZ Inc.

Toyo Recording 1F, 4-5-19 Akasaka

Minato-ku, Tokyo 107-0052

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

On August 26, 2024, BloomZ Inc., a Cayman Islands exempted company limited by shares (the “Company”), issued 497,400 ordinary shares, par value $0.00000002 per share (“Ordinary Shares”) to HeartCore Enterprises, Inc., a Delaware corporation, and 497,400 Ordinary Shares to Spirit Advisors, LLC, a Delaware limited liability company, in consideration of the services they provided to the Company in connection with the Company’s initial public offering in July 2024. The Shares were issued in reliance on the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2024

BloomZ Inc.

By:	/s/ Kazusa Aranami
Name:	Kazusa Aranami
Title:	Chief Executive Officer

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